December 27, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Margaret Schwartz

Re:	Withdrawal of Registration Statement on Form S-1 (File No. 333-257963)

Dear Ms. Schwartz:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Castle Creek Biosciences, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-257963), initially filed with the Securities and Exchange Commission (the “Commission”) on July 16, 2021 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing an initial public offering of its common stock at this time. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. The Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 152 promulgated under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Castle Creek Biosciences, Inc., 405 Eagleview Boulevard, Exton, Pennsylvania 19341, Attn: W. Bradford Middlekauff, facsimile number (610) 458-2576, with a copy to Christopher Lueking, Latham & Watkins LLP, 330 N. Wabash Avenue, Suite 2800, Chicago, IL 60611, facsimile number (312) 993-9767.

The Company also requests that its confidential treatment application be withdrawn as of the date hereof or at the earliest practicable date hereafter and requests the return of all materials submitted to the Commission with respect to such application. Please return these materials to Christopher Lueking, Latham & Watkins LLP, 330 N. Wabash Avenue, Suite 2800, Chicago, IL 60611, facsimile number (312) 993-9767.

Should you have any questions regarding these matters, please contact the undersigned at (484) 713-6028 or Christopher Lueking of Latham & Watkins LLP at (312) 876-7680.

Very truly yours,

CASTLE CREEK BIOSCIENCES, INC.

By:	/s/ Matthew Gantz

Name:	Matthew Gantz
Title:	President and Chief Executive Officer